SILVERLEAF RESORTS, INC.
1221 River Bend Drive, Suite 120
Dallas, Texas 75247
Phone: (214) 631-1166
Fax: (214) 631-1178
June 11, 2009
VIA EDGAR TRANSMISSION
Ms. Karen J. Garnett
Assistant Director
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Silverleaf Resorts, Inc. (the “Registrant”)
Form 10-K for the fiscal year ended December 31, 2008
Filed March 10, 2009
File No. 001-13003

Silverleaf Resorts, Inc.
Application for Qualification of Indenture on Form T-3
Filed May 14, 2009
File No. 022-28892
Dear Ms. Garnett:
     In response to your comment letter dated June 9, 2009, the Registrant has responded to each of your comments below. To assist with your review we have restated each of your comments followed by the Registrant’s response. Our Chief Financial Officer, Robert M. Sinnott, is on vacation and therefore I am responding in his absence.
COMMISSION STAFF’S COMMENT:
Form 10-K for the year ended December 31, 2008
Item 9A Controls and Procedures, page 57
     Item 9A(T) of Form 10-K requires you to furnish the information prescribed by Items 307 and 308T of Regulation S-K. Item 307 requires you to disclose the conclusions of your

Ms. Karen Garnett
June 11, 2009

principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) or 15d-15(e)). Item 308T requires you to provide a report of management on your internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) or 15d-15(f)).
     We note that your disclosure includes the conclusions of your principal financial officers regarding the effectiveness of your disclosure controls and procedures, as required by Item 307. The disclosure does not include management’s report on internal control over financial reporting. Please provide us with the information required by Item 308T, including management’s conclusions regarding the effectiveness of your internal control over financial reporting. In addition, please provide an analysis of whether the failure to provide the disclosure required by Item 308T(a)(3) impacts management’s conclusions regarding the effectiveness of your disclosure controls and procedures as of December 31, 2008.
RESPONSE:
     We propose to amend existing Item 9A in Registrant’s 2008 Form 10-K to include the information required by Item 308T including management’s conclusions regarding the effectiveness of our internal control over financial reporting. Our proposed changes are shown on Exhibit A to this letter, in both standard format and red-lined format. We will be promptly filing an amended Form 10-K reflecting these changes. Upon receipt of notification that you have no further comments concerning our Form 10-K we will request acceleration in writing of the effective date of our pending Form T-3.
Analysis of Registrant’s failure to provide the disclosure required by Item 308T(a)(3):
     The staff has also requested a further analysis of whether our failure to provide the Item 308T(a)(3) disclosures impacts management’s conclusions regarding the effectiveness of Registrant’s disclosure controls and procedures as of December 31, 2008.
     The Registrant was an accelerated filer in 2007. Due to market conditions we reverted to non-accelerated filing status in 2008. As an accelerated filer in 2007, Item 308T was not applicable to us, and we complied fully with the auditor attestation requirements of Section 404(b) in our 2007 Form 10-K. Moreover, as originally drafted Item 308T was specifically not applicable to fiscal periods ending after December 15, 2008. Only in September 2008 did the extension of Item 308T become effective for fiscal periods ending between December 15, 2007 and December 15, 2009. In retrospect, this sequence of events may have created some confusion over application of Item 308T; however, our failure to properly word our Item 9A disclosures related to Item 308T(a)(3) was an inadvertent oversight. Since there will be no further distinction between accelerated and non-accelerated filers for fiscal periods ending after December 15, 2009, the possibility of future confusion over application of Item 308T in our current or future fiscal periods can not occur.

Ms. Karen Garnett
June 11, 2009

     Failure to make any specifically mandated disclosure in a required filing with the Commission is always a concern to the management of a publicly held company. So, we have engaged in a considerable degree of introspection as to how the omission of disclosures required by Item 308T (a)(3) occurred in our 2008 annual report. We have concluded that this oversight occurred partly because of our changing filing status from year to year, and partly due to the somewhat evolving and changing application of 308T itself. This omission also occurred during a period in which essentially all of Registrant’s employees involved in financial reporting and compliance were also very heavily involved in continuing to review and monitor our ICFR in light of the very substantial interpretive guidance for companies of our size issued by the Commission, the PCAOB, and COSO.
     Based on the totality of surrounding circumstances, and the fact that our omission of disclosures required by Item 308T has no direct material implications for our ICFR or our financial statements, the conclusion of our analysis is that our omission of 308T(a)(3) disclosures will not change management’s conclusions regarding the effectiveness of our disclosure controls and procedures as of December 31, 2008.
     In connection with the above response to your comment, the Registrant acknowledges that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Registrant also understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the Registrant’s filings or responses to your comments on the Registrant’s filings.
     Please do not hesitate to contact the undersigned if I can supply you with any further information concerning these or any further comment you may have.

Ms. Karen Garnett
June 11, 2009

Very truly yours, Silverleaf Resorts, Inc.
By:	/s/ Joe W. Conner
Joe W. Conner
Chief Operating Officer

cc:	Stacie D. Gorman, via facsimile transmission (703) 813-6984 Mr. Richard Budd, Silverleaf Audit Committee Chair

Ms. Karen Garnett
June 11, 2009

Exhibit A
ITEM 9A(T). CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
As required by Rule 13a-15(b) under the Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. These disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to our management on a timely basis to allow decisions regarding required disclosure. Based upon our evaluation as of December 31, 2008, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2008, to ensure that information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as well as criteria established in Item 307 and 308T of Regulation S-K.
Our internal control over financial reporting includes policies and procedures that (1) pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable, not absolute, assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate as a result of changes in conditions or deterioration in the degree of compliance.
Based on the assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008 and provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. The results of management’s assessment were reviewed with the Audit Committee of our Board of Directors.
This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange

Ms. Karen Garnett
June 11, 2009

Commission that permit us to provide only management’s report in this annual report.
Changes in Internal Control over Financial Reporting
During the fourth quarter of 2008, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Ms. Karen Garnett
June 11, 2009

ITEM 9A(T). CONTROLS AND PROCEDURES
~~Management’s Report on Internal Control over Financial Reporting~~ Evaluation of Disclosure Controls and Procedures
~~Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.~~  As required by Rule 13a-15(b) under the Exchange Act, we have evaluated, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. These disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed under the Exchange Act is accumulated and communicated to our management on a timely basis to allow decisions regarding required disclosure. Based upon our evaluation as of December 31, 2008, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2008, to ensure that information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as well as criteria established in Item 307 and 308T of Regulation S-K.
Our internal control over financial reporting includes policies and procedures that (1~~)~~ ) pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2~~)~~ ) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors; and (3~~)~~ ) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable, not absolute, assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate as a result of changes in conditions or deterioration in the degree of compliance.
~~Based upon our evaluation of the effectiveness and design of our disclosure controls and procedures as of December 31, 2008, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management,~~

Ms. Karen Garnett
June 11, 2009

~~including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.~~  Based on the assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2008 and provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. The results of ~~management’s~~ management’s assessment were reviewed with the Audit Committee of our Board of Directors.
This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.
Changes in Internal Control over Financial Reporting
During the fourth quarter of 2008, there were no changes in our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.